UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                          REPUBLIC FIRST BANCORP, INC.
                          ----------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   760416107
                                   ---------

                                 (CUSIP Number)

                                ----------------
            (Date of Event Which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5
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CUSIP NO.     760416107           SCHEDULE 13G                       PAGE 2 OF 5
           --------------

1    NAMES OF REPORTING PERSONS

     Harry D. Madonna

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                         5  SOLE VOTING POWER
                            733,330 (1)
  NUMBER OF SHARES
                         6  SHARED VOTING POWER
   BENEFICIALLY             0

    OWNED BY
                         7  SOLE DISPOSITIVE POWER
      EACH                  733,330 (1)
    REPORTING
                         8  SHARED DISPOSITIVE POWER
    PERSON WITH:            0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     733,330 (1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     2.9% (1) (2)

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-----------------------
(1)   See  Item  4.
(2) The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,553,093 shares of Common Stock outstanding as of June 24, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 56,446 shares of Common Stock issuable upon the exercise of vested options.

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CUSIP NO.     760416107          SCHEDULE 13G                        PAGE 3 OF 5
            --------------


Item  1(a).Name  of  Issuer:
           ----------------
           Republic  First  Bancorp,  Inc.  (the  "Issuer")

Item  1(b).Address  of  Issuer's  Principal  Executive  Offices:
           ----------------------------------------------------
           50  South  16th  Street,  Suite  2400
           Philadelphia,  Pennsylvania  19102

Item  2(a).Name  of  Person  Filing:
           ------------------------
           Harry  D.  Madonna

Item  2(b).Address  of  Principal  Business  Office or, if None, Residence:
           ---------------------------------------------------------------
           50  South  16th  Street,  Suite  2400
           Philadelphia,  Pennsylvania  19102

Item  2(c).Citizenship:
           -----------
           United  States.

Item  2(d).Title  of  Class  of  Securities:
           --------------------------------
           Common  stock,  par  value  $0.01  per  share  ("Common  Stock")

Item  2(e).CUSIP  Number:
           -------------
           760416107

Item 3.    If this statement is filed pursuant to    240.13d-1(b) or
            ---------------------------------------------------------
           240.13d-2(b) or (c), check whether the person filing is a:
           ---------------------------------------------------------

           The Reporting Person is not a person or group specified in Item 3 to Schedule 13G.

Item  4.  Ownership.
          ---------

(a) Amount beneficially owned: As of June 24, 2010, the Reporting Person beneficially owned in the aggregate 733,330 shares of Common Stock, consisting of (i) 676,884 shares of Common Stock held by the Reporting Person directly; and
(ii) 56,446 shares of Common Stock subject to options which are currently exercisable. The amount beneficially owned by the Reporting Person does not include 3,000 Trust Preferred Securities, which are currently convertible into 461,538 shares of Common Stock, and 557,900 shares of Common Stock held by a family trust over which the Reporting Person does not have voting or dispositive power.

(b) Percent of class: The response provided in Row 11 on the cover page is hereby incorporated by reference herein in response to this Item 4(b).

(c)     Number  of  shares  as  to  which  each  Reporting  Person  has:

        (A) sole power to vote or to direct the vote: 733,330 shares of Common Stock

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CUSIP NO.     760416107          SCHEDULE 13G                        PAGE4 OF 5
            --------------

        (B)     shared power to vote or to direct the vote:  0 shares of Common
                Stock

        (C) sole power to dispose or to direct the disposition of: 733,330 shares of Common Stock

        (D) shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class:
           ----------------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than 5 percent of the class of securities, check the following:   [X]

Item  6.  Ownership  of  More  Than  Five  Percent  on Behalf of Another Person:
          ---------------------------------------------------------------------
          Not applicable.

Item  7.  Identification  and  Classification  of  the  Subsidiary Which
          --------------------------------------------------------------
          acquired the Security Being Reported on by the Parent Holding Company
          ---------------------------------------------------------------------
          or Control Person:
          ------------------

          Not applicable.

Item  8.  Identification  and  Classification  of  Members of the Group:
          -------------------------------------------------------------
          Not applicable.

Item  9.  Notice  of  Dissolution  of  Group:
          ----------------------------------
          Not applicable.

Item  10. Certifications
          --------------

          By signing below, each Reporting Person certifies that, to the best knowledge and belief of each Reporting Person, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.     760416107          SCHEDULE 13G                        PAGE 5 OF 5
            --------------
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August  11,  2010
                                        By:  /s/  Harry  D.  Madonna
                                             -----------------------
                                                  Harry  D.  Madonna



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